Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEVEN A. ROSENBLUM

STEPHANIE J. SELIGMAN

JOHN F. SAVARESE

SCOTT K. CHARLES

JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

51 WEST 52ND STREET

NEW YORK, N.Y. 10019-6150

TELEPHONE: (212) 403 -1000

FACSIMILE: (212) 403 -2000

__________

GEORGE A. KATZ (1965-1989)

JAMES H. FOGELSON (1967-1991)

LEONARD M. ROSEN (1965-2014)

__________

OF COUNSEL

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ANDREA K. WAHLQUIST

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

ANTE VUCIC

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C. CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

VICTOR GOLDFELD

EDWARD J. LEE

BRANDON C. PRICE

KEVIN S. SCHWARTZ

WILLIAM T. ALLEN	DAVID S. NEILL
PETER C. CANELLOS	BERNARD W. NUSSBAUM
DAVID M. EINHORN	LAWRENCE B. PEDOWITZ
KENNETH B. FORREST	ERIC S. ROBINSON
THEODORE GEWERTZ	PATRICIA A. ROBINSON*
MAURA R. GROSSMAN	ERIC M. ROTH
RICHARD D. KATCHER	MICHAEL W. SCHWARTZ
DOUGLAS K. MAYER	ELLIOTT V. STEIN
ROBERT B. MAZUR	WARREN R. STERN
PHILIP MINDLIN	PATRICIA A. VLAHAKIS
ROBERT M. MORGENTHAU	AMY R. WOLF
* ADMITTED IN THE DISTRICT OF COLUMBIA
__________ COUNSEL
DAVID M. ADLERSTEIN	NANCY B. GREENBAUM
AMANDA K. ALLEXON	MARK A. KOENIG
LOUIS J. BARASH	J. AUSTIN LYONS
DIANNA CHEN	ALICIA C. McCARTHY
ANDREW J.H. CHEUNG	SABASTIAN V. NILES
PAMELA EHRENKRANZ	AMANDA N. PERSAUD
KATHRYN GETTLES-ATWA	JEFFREY A. WATIKER
PAULA N. GORDON

January 7, 2015

VIA HAND DELIVERY AND EDGAR

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Atlas Energy Group, LLC
Amendment No. 1 to Registration Statement on Form 10-12B
Filed December 15, 2014
File No. 001-36725

Dear Mr. Schwall:

On behalf of our client, Atlas Energy Group, LLC (the “Company”), which is currently a subsidiary of Atlas Energy, L.P. (“Atlas Energy”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated December 30, 2014, with respect to the filing referenced above.

This letter and Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form 10 (File No. 001-36725) (the “Registration Statement” or the “Form 10”) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 2 marked to indicate changes from the version of the Registration Statement filed on December 15, 2014.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

January 7, 2015

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2. All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) in the marked version of Amendment No. 2.

Amendment No. 1 to Registration Statement on Form 10

General

1.	We note your response to our prior comment 1, and recognize that this transaction (referred to as the Spin-off in the Form S-4 filed by Targa Resources Corp. (Targa)) is contingent upon shareholder approval of the merger (the Merger) between Targa and Atlas Energy. Advise us what consideration has been given to whether the Form 10 contains information that may constitute solicitation material, as defined in Rule 14a-1(l)(1)(iii) under Regulation 14A, regarding the Merger. To the extent that the Form 10 contains information that is furnished under circumstances reasonably likely to result in the procurement, withholding or revocation of a proxy sought from Atlas Energy L.P. unit holders to approve the Merger, please address whether Atlas Energy Group, LLC plans to comply with Section 14A and Regulation 14A with respect to its impending distribution of the Form 10. We note that the following statements in the Form S-4 do not explicitly state whether the Form 10 disclosures may constitute a solicitation:

•	“The registration statement on Form 10 and information statement do not form a part of this proxy statement/prospectus and have not been incorporated by reference into this proxy statement/prospectus.”

•	“For additional information on the Spin-Off or New Atlas, please read New Atlas’s registration statement on Form 10 and related information statement.”

Response: The Company respectfully advises the Staff that it has given consideration to whether the Form 10 and the Information Statement contain solicitation material as defined under Rule 14a-1(l)(1)(iii) regarding the Atlas Merger (as defined in the Information Statement) and has concluded that they do not. Although the form of separation and distribution agreement provides that the distribution is subject to the satisfaction of the conditions required for consummating the Atlas Merger (which itself requires the approval of the Atlas Energy unitholders), this condition can be waived by the general partner of Atlas Energy, subject to the prior consent of Targa in certain situations. The Atlas Merger and the distribution are separate corporate transactions, and there is no requirement – either in the separation and distribution agreement or under applicable law – that the Atlas Energy unitholders approve the distribution. Moreover, all information relevant for the Atlas Energy unitholders to vote on the Atlas Merger is contained in the separate proxy statement/prospectus included in the Form S-4 filed by Targa (the “Proxy Statement/Prospectus”).

Atlas Energy does not intend to distribute the Information Statement to Atlas Energy unitholders as part of the materials for the special meeting of the Atlas Energy unitholders that will be held to approve the Atlas Merger (the “Special Meeting”). Instead, Atlas Energy will distribute to its unitholders the Proxy Statement/Prospectus in advance of the Special Meeting.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

January 7, 2015

The Form 10 and Information Statement will be provided by the Company to the Atlas Energy unitholders to provide them with information about the Spin-Off, as required by Item 4(3) of Staff Legal Bulletin No. 4 (dated September 16, 1997). The Form 10 and Information Statement are not being provided to the Atlas Energy unitholders by the Company with the intent or expectation of soliciting proxies for the Atlas Merger.

To this end, both Atlas Energy and the Company have attempted to make clear that the Information Statement is a stand-alone document relating to the distribution, the Proxy Statement/Prospectus is a stand-alone document relating to the Atlas Merger and that for more information regarding the distribution or the Atlas Merger, Atlas Energy unitholders should refer to the appropriate document.

Consistent with Atlas Energy’s intentions, the cover page of the Information Statement states that the Information Statement is not intended to be soliciting material, and that Atlas Energy will distribute a separate proxy statement/prospectus to its unitholders in connection with the Special Meeting:

“No vote of Atlas Energy unitholders is required in connection with the distribution. Therefore, you are not being asked for a proxy, and you are requested not to send us a proxy, in connection with the distribution. Atlas Energy is seeking approval from its unitholders for the Atlas Merger at a special meeting of Atlas Energy unitholders to be held on , 2015. In connection with and prior to the special meeting, Atlas Energy will distribute a proxy statement/prospectus, which we refer to as the “Proxy Statement,” to all unitholders of its common units. The Proxy Statement will contain a proxy and will describe the procedures for voting shares of Atlas Energy common units and other details regarding the special meeting. As a result, the registration statement on Form 10 of

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

January 7, 2015

which this information statement is a part does not contain a proxy and is not intended to constitute solicitation material under U.S. federal securities law.” (emphasis added)

The cover letter and body (see, e.g., pages 2 and 115) of the Information Statement also reiterate that unitholders should refer to the Proxy Statement/Prospectus for information regarding the Atlas Merger.

As noted in the Company’s response to prior comment 1, the exact timing for making the Information Statement available will depend on when the Staff declares effective the Form 10 and as a result could occur before or after the date of the Special Meeting. The Company supplementally advises the Staff that the reason it intends to make the Information Statement available at approximately the same time as the proxy statement/prospectus for the Merger is to avoid confusion among Atlas Energy unitholders and to provide investors with information about the Company sufficiently in advance of the Spin-Off and thereby encourage the development of an active when-issued trading market in the Company’s common units.

Cash Distribution Policy, page 76

2.	We note your response number 5. Please tell us why you cannot expand the table on page 81 to show historic information demonstrating whether you could have paid the distribution on a quarterly level for the last four quarters. Also, expand your discussion of the forecast quarterly distributions to clarify whether the distributions will cumulate from one quarter to another if you are not able to make that targeted distribution for a particular quarter.

Response: The Company respectfully submits that the historical presentation of pro forma cash available for distribution information for the year ending December 31, 2014 is more appropriate for investors and other interested parties when presented on an annual basis, as set forth in the Information Statement, as opposed to a quarterly basis for the same reasons that the projected presentation is more appropriate on an annual basis. The Company directs the Staff to page 80 of the Information Statement, which states that, historically, the Company’s results of operations have varied significantly on a quarterly basis as a result of seasonal changes and other factors. As a result of this quarterly variability and its effect on the timing of revenue and expense items, the Company believes that the historical presentation of pro forma cash available for distribution on a quarterly basis could give investors an inaccurate understanding of the Company’s operations. Investors may also attempt to roll these quarterly results forward to analyze the Company’s projected cash available for distribution for the year ending December 15, 2015, which would potentially give investors an inaccurate understanding of the projected cash distributions.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

January 7, 2015

Also, the board of directors of the general partner of Atlas Energy, which currently owns the assets that will be transferred to the Company, has made decisions regarding the level of its planned quarterly cash distributions based upon an annual view of anticipated cash available for distribution split evenly across four quarters, without necessarily taking into account quarterly variability in results.

The Company supplementally advises the Staff that distributions will not technically cumulate from one quarter to another although it is the Company’s intention to always pay the amount of the targeted quarterly distribution, which may result in borrowing under the Company’s credit facility during a particular quarter, with such amounts being repaid from excess amounts earned during subsequent quarterly periods. The Information Statement has also been revised on pages 33 and 79.

Business, page 155

Natural Gas and Oil Reserves, page 170

Proved Undeveloped Reserve, or “PUD”, page 172

3.	We note you disclose that 71.5 Bcfe of proved undeveloped reserves were converted to developed status during the year ended December 31, 2012. However, this amount appears to exceed the total amount of net proved undeveloped reserves of 19.3 MMcf of natural gas and 8.2 MBbl of oil at the beginning of 2012 as disclosed elsewhere on page F-63. Please modify your disclosure as necessary to resolve any inconsistencies or tell us why a revision is not required. Refer to Item 1203(b) of Regulation S-K.

Response: The Information Statement has been revised on page 173 in response to the Staff’s comment.

Contractual Revenue Arrangements, page 175

Drilling Partnerships, page 176

4.	We note from your response to prior comment 11 that in most cases you convey to the drilling partnerships a 100% interest in the wells, although in some instances you only convey a 50% interest in the wells. Please tell us how you account for the property costs related to the interests conveyed to the drilling partnerships in each instance. For the wells in which you convey only a 50% interest, also tell us how you account for any funds received from the drilling partnerships in conjunction with the conveyance, and any future development and production costs that are designated then or later received.

Response: The Company supplementally advises the Staff that ARP evaluates and determines its well drilling plan for the coming year during its budgeting process, which occurs during the 2nd half of the year, generally August through November. This well drilling plan incorporates both ARP’s expectations for direct well drilling for its own account as well as well drilling for the Drilling Partnerships, both for the program for

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

January 7, 2015

which ARP is currently raising limited partner funds as well as the program for which ARP expects to raise limited partner funds in the coming year. Since ARP’s direct well drilling for its own account usually, but not always, occurs in areas which it also drills wells for the Drilling Partnerships, ARP will in some (but not all) instances contribute a 50% interest in a well to the Drilling Partnerships rather than a 100% interest, with ARP owning the remaining 50% interest directly. In accordance with the Drilling Partnership agreement, ARP’s contribution of well site undeveloped acreage to the Drilling Partnership is recognized as an increase in ARP’s ownership interest in the Drilling Partnership, which generally approximates 30% in most Drilling Partnerships at their inception. As such, no cash is transferred from ARP to the Drilling Partnerships for contributions of well site undeveloped acreage. ARP recognizes such contributions of well site undeveloped acreage at the lesser of historical cost or market value.

When ARP contributes undeveloped leasehold acreage related to a potential future drilling location well that will be 100% owned by a Drilling Partnership upon completion of the well, ARP records the following entry within property, plant and equipment on its consolidated balance sheet (amounts below are hypothetical and for illustrative purposes only):

Dr.	Oil and Gas Properties – Investment in Drilling Partnerships – Lease Costs	100,000
Cr.	Oil and Gas Properties – Mineral Interest Lease Costs – Proved Undeveloped	100,000

Assuming the same contribution related to a potential future drilling location where the ownership is to be split 50% to the Drilling Partnership and 50% owned directly by ARP, ARP would record the following entry within property, plant and equipment on its consolidated balance sheet:

Dr.	Oil and Gas Properties – Investment in Drilling Partnerships – Lease Costs	50,000
Cr.	Oil and Gas Properties – Mineral Interest Lease Costs – Proved Undeveloped(1)	50,000

(1)	Upon completion of drilling, ARP will reclassify $50,000 from proved undeveloped mineral interest lease costs to proved developed mineral interest lease costs related to its 50% direct ownership in the well.

Based upon ARP’s proportional consolidation of the Drilling Partnerships, the portion of the well attributable to the limited partners’ ownership interest is not included within ARP’s consolidated balance sheet.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

January 7, 2015

New Atlas Operations and Subsidiaries Combined Consolidated Financial Statements

Note 11: Certain Relationships and Related Party Transactions, page F-51

Relationships with Drilling Partnerships, page F-51

5.	We understand from your response to prior comment 19(iii), that you do not regard the financing received through the sale of limited partner interests in the drilling partnerships as in substance borrowings. We note, however, the annual 10% return over the first five to eight years from the subordination provision and the option for investors to recoup value under the presentment provision where you repurchase limited partner interests. Please tell us how you considered the following matters in formulating your view:

•	The amounts payable to investors under the presentment and subordination provisions relative to the original price of the limited partner interests under various production scenarios, both favorable and unfavorable.

•	The structural limitation of the subordination provision related to unhedged production and the relative importance of hedged production.

•	Similarities in the formulas utilized in computing the repurchase price under the presentment provision and the original price of the limited partner interests.

•	The return that appears to be inherent in the presentment provision price due to the 10% discount factor utilized in computing the figure.

•	The level of risk associated with the drilling partnerships, including risk of loss, considering the characteristics and reserve status of the properties.

Response: The Staff’s previous comment 19(iii) specifically asked about ARP’s Drilling Partnership limited partner investors’ right to present their interests to ARP and ARP’s requirement to subordinate its Drilling Partnership revenues as part of its consideration of FASB ASC 932-360-40-6, which further refers to FASB ASC 932-470-25-1 for additional guidance. FASB ASC 932-360-40-6 describes conveyances, or in substance borrowings repayable in cash that should be accounted for as borrowings. FASB ASC 932-470-25-1 further describes examples of conveyances, including specifically:

•	Entities seeking supplies of oil or gas sometimes make cash advances to operators to finance exploration in return for the right to purchase oil or gas discovered. Funds advanced for exploration that are repayable by offset against purchase of oil or gas discovered, or in cash if sufficient oil or gas is produced by a specified date, shall be accounted for as a receivable by the lender and as a payable by the operator; and

•	Funds advanced to an operator that are repayable in cash out of the proceeds from a specified share of future production of a producing property, until the amount advanced plus interest at a specified or determinable rate is paid in full, shall be accounted for as a borrowing. The advance is a payable for the recipient of the cash and a receivable for the party making the advance. Such transactions are commonly referred to as production payments.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

January 7, 2015

The Company supplementally advises the Staff that after careful consideration of the respective accounting literature and the examples noted, ARP does not believe that its limited partner (“LP”) investments in its Drilling Partnerships would constitute de facto borrowings. To appropriately highlight to the Staff how ARP reached its conclusion, the Company supplementally advises the Staff of the following additional information with regard to the Drilling Partnerships:

•	The ownership interest for an LP investor in each Drilling Partnership is dependent upon a number of variables. For illustrative purposes only, a hypothetical program may be generally structured by ARP, based upon an estimated LP fund raise of $10 million to drill a single well estimated to cost approximately $9.5 million including undeveloped acreage, so that LPs will have an approximate 70% ownership interest in gas and oil production from the well, with ARP owning the remaining ownership interest. The respective LP and ARP ownership interests in the Drilling Partnership will vary based upon the actual cost of the well and LP funds raised. A change in these variables could also result in additional or fewer wells drilled by the Drilling Partnership. ARP, as the parent of the managing general partner of the Drilling Partnerships, has the right to adjust the structure of the programs based upon these variables, although it also has to comply with its obligation to deploy LP funds for gas and oil development activities.

•	Each program is internally designed by ARP to target estimated investment returns to LPs of the Drilling Partnership over the life of the investment, which should generally mirror the estimated economic life of the wells included within the program. The estimated investment returns include the estimated income tax benefits of the investment, which ARP determines based upon the general tax characteristics of a typical investor in the program. The estimated investment returns are based upon numerous variables, including well cost, production, commodity prices, and production costs, including labor, taxes, and third-party costs, which could change significantly from ARP’s initial estimates.

•

As previously mentioned in the Company’s response to the Staff’s previous comment 19, ARP has historically structured its Drilling Partnerships to provide a subordination mechanism whereby ARP has agreed to subordinate a portion of its share of gas and oil production revenues, net of corresponding production costs, within each individual Drilling Partnership for the benefit of the LPs until certain investment returns are achieved over a specified period, subject to certain limitations. While the structure of subordination within each Drilling Partnership varies, ARP has generally agreed to subordinate up to 50% of its share of unhedged gas and oil production revenues, net of corresponding production costs,

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

January 7, 2015

for the benefit of LPs until they receive a return on investment, generally over a five to eight year period of approximately 10% per year on a cumulative basis. ARP’s targeted investment return for LPs in its design of the Drilling Partnership, as previously mentioned, may be less (or more) than the 10% return on investment included within the subordination calculation.

•	Regarding the Drilling Partnership subordination mechanism and the limitation of 50% of ARP’s share of unhedged gas and oil production revenues, ARP generally hedges a significantly higher percentage of its ownership interest of Drilling Partnership gas and oil production (70% to 85% for upcoming year, with lesser amounts hedged in later periods) than the LP ownership interest of gas and oil production (40% to 55% for upcoming year). Due to these disparities in the percentage of production volumes hedged, downward movements in commodity prices, which can cause a Drilling Partnership to go into subordination during the period specified in the partnership agreement, may therefore have a more negative impact on the LPs of Drilling Partnerships than on ARP, even when ARP has subordinated 50% of its unhedged revenue.

The Company supplementally provides the Staff with the following hypothetical example, for illustrative purpose only, of a Drilling Partnership that is in subordination and requires the maximum allocation of 50% of ARP’s unhedged gas and oil production revenue (the “Illustrative Partnership”). The Illustrative Partnership produces 100 mcfs of total natural gas production per month. The LP investors have a 70% ownership interest, or 70 mcfs of natural gas production, which is hedged 50%, or 35 mcfs, at $4 per mcf, and ARP has a 30% ownership interest, or 30 mcfs of natural gas production, which is hedged at 83%, or 25 mcfs, at $4 per mcf. The program, which was designed assuming forward gas prices of $4 per mcf to achieve a targeted 10% LP investment return, then experiences a drop in current natural gas prices to $2 per mcf for the current period. This decrease in natural gas prices would reduce the LP investor margin, prior to subordination, by $70 from a forecasted $280 (70 mcfs at $4 per mcf) to $210 (35 mcfs hedged at $4 per mcf and 35 mcfs at unhedged price of $2 per mcf). The decrease in natural gas prices would also reduce ARP’s margin, prior to subordination, from a forecasted $120 (30 mcfs at $4 per mcf) to $110 (25 mcfs hedged at $4 and 5 mcfs at unhedged price of $2 per mcf). However, because ARP has agreed to subordinate 50% of its unhedged revenue of the Illustrative Partnership, ARP would allocate $30 (50% of 30 mcfs at unhedged price of $2 per mcf) from its share of the revenue to the LP investors for this program. After taking into account the effect of the subordination allocation, the LP investors would receive $240 for the month compared with a forecasted $280 in order to achieve the targeted 10% investment return, and ARP would receive $80 instead of the targeted $120.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

January 7, 2015

•	As previously mentioned in the Company’s response to the Staff’s previous comment 19, ARP has historically structured the majority of its Drilling Partnerships to allow the LPs to present their ownership interests for purchase by ARP. While the structure varies, the presentment feature includes limitations such as a five year waiting period after the closing of the Drilling Partnership before the LPs can exercise the presentment feature, that ARP is not required to purchase more than 5% to 10% of the total outstanding interests in any calendar year, and ARP’s ability to immediately suspend the presentment feature by providing notice to the LPs. Furthermore, when presented with LP interests, ARP determines the purchase price for the LP interests based upon a percentage of the PV-10 of the ownership interest in the Drilling Partnership gas and oil reserves at the date of presentment, determined as of the most recent reserve report and subject to estimated changes made by ARP to reflect current well performance, commodity prices and production costs through the date of presentment. Closing of a Drilling Partnership is generally determined by ARP, as managing general partner, to be shortly after the conclusion of drilling activities on the wells within the specific Drilling Partnership.

The Company notes that ARP’s utilization of the PV-10 of the LPs’ ownership interest in the Drilling Partnership oil and gas reserves as the basis for the presentment price, and the implied 10% discount factor, was not specifically designed by ARP to correlate to a targeted LP investment return, either in general or for purposes of subordination. The PV-10 of oil and gas reserves, subject to adjustments for qualitative factors, is a widely accepted industry standard for valuation of oil and gas reserves for acquisition/disposition and is also included as a mandatory disclosure within an oil and gas registrant’s Form 10-K. Furthermore, there are no similarities in the formulas computing the repurchase price under the presentment feature and “the original price of the limited partner interests”. The PV-10 value of oil and gas reserves pertaining to LP interests at both the closing of the Drilling Partnership and at the date of presentment are subject to changes in well performance, commodity prices, and production costs, which can and will vary significantly between those periods. Also, the presentment feature requires these periods to be no less than 5 years apart.

Based upon data provided above, the Company supplementally advises the Staff that it does not believe that the LP investments in the Drilling Partnerships would constitute de facto borrowings and differ significantly from the FASB ASC 932-470-25-1 examples identified at the beginning of the Company’s response to this comment. In both of the FASB examples, the oil and gas operator, or borrower in the presumed conveyance, accepts funds for development, with such original amount advanced to be repaid (plus interest at a specified or determinable rate) from the proceeds of a specified share of

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

January 7, 2015

future production from the gas and oil property. An LP investor in ARP’s Drilling Partnerships has significantly different characteristics, including the following:

•	An LP investor in a Drilling Partnership has similar characteristics as a third-party working interest owner in a well scheduled for development – they both share in the risks and rewards in all phases of development and production. For example, if a well is drilled and later determined that it cannot produce hydrocarbons in economic quantities and is shut-in, neither party will likely have any future economic value, or PV-10, for their investment. If the cost of the well drilling has significant cost overruns compared to the original forecast, both parties will likely have a significant negative impact on their investment returns and future PV-10. In either example, an LP investor’s original investment has significant risks, even with the subordination and presentment features, and is therefore not similar to the examples identified in FASB ASC 932-470-25-1, where the original amount of advances (with interest at a specified amount) is repaid from the proceeds from a specified ownership interest. Furthermore, an LP investor’s original investment value will vary significantly over the life of the investment due to a multitude of factors, including commodity prices and well performance. If a Drilling Partnership were to experience wells drilled that could not produce hydrocarbons in economic quantities or have significant cost overruns, after the five year waiting period for presentment, the LP investor’s PV-10 will have a significant negative impact from what was initially forecasted by ARP and the investor, and the presentment price, if it occurs, will have no correlation to the original investment amount by the LP.

•	With regard to ARP’s subordination feature within the Drilling Partnerships, while the feature was designed with a targeted approximate 10% per year return on investment over a specified period, such targeted investment return has significant downside risks due to the inclusion of the structural limitation that ARP will only subordinate up to 50% of its share of unhedged gas and oil production revenues. As set forth in the Illustrative Partnership example or as a result of significantly lower commodity production volume, LP investors may experience an investment return far below the targeted 10%, even with the benefits of ARP’s subordinated unhedged revenue. The LP investors’ PV-10 value of its investment in the Illustrative Partnership after the five year waiting period, when combined with the net proceeds received during the first five years of ownership, will be far less than the LPs investors’ initial investment.

6.	Please clarify for us any accounting undertaken for the presentment provision alone in advance of exercise, and the rationale for your policy. In addition, tell us how the limited partner interests are accounted for on the financial statements of the Drilling Partnerships and the accounting literature you considered in formulating your approach. For example, explain to us how you considered the guidance in FASB ASC 480-10-05-3 and 25-8.

Response: The Company supplementally advises the Staff that it has considered the accounting for the presentment provision for ARP’s LP interests within ARP’s Drilling Partnerships prior to exercise, and it believes that the presentment provision has been

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

January 7, 2015

properly accounted for within the Company’s consolidated financial statements and appropriately disclosed within the footnotes to the financial statements. If the Staff’s comment is meant to address whether the Company has considered the guidance in FASB ASC 480-10-05-3 and 25-8, which in essence states that an issuer shall classify a financial instrument, other than an outstanding share, as a liability if the instrument results in an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation, the Company supplementally advises the Staff that it has considered such guidance regarding the presentment provision prior to exercise and does not believe such guidance applies for the following reasons:

•	The presentment provision does not apply to the Company’s or ARP’s commitment to purchase the Company’s or ARP’s outstanding equity units, but only to ARP’s commitment to purchase the LP equity units of the Drilling Partnerships. Under the guidance of FASB ASC 480-10-25-8, a required characteristic for a financial instrument, other than an outstanding share, to be classified as a liability is that “it embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation.” As the presentment provision applies only to the LP equity units of the Drilling Partnerships (in this case, the “issuer”), and not to the equity units of the Company or ARP, ASC 480-10-05-3 and 25-8 are not applicable to the Company or to ARP in this instance.

•	The presentment rights offered to the LPs within the Drilling Partnerships contain numerous restrictions, including:

•	LPs have a mandatory waiting period of five years after the final closing of the Drilling Partnership, which is generally determined by ARP, as managing general partner, to be shortly after the conclusion of drilling activities on the wells within the specific Drilling Partnership;

•	the presentment price is determined by ARP based upon a percentage of the PV-10 value of the ownership interest in the Drilling Partnership gas and oil properties at the date of presentment, subject to estimated changes made by ARP to reflect current well performance, commodity prices and production costs through the date of presentment. An LP investor may determine, based upon the presentment price offered by ARP, to withdraw presentment of its ownership interest;

•	ARP is not required to repurchase more than 5% to 10% of the total outstanding units in each Drilling Partnership in any particular year; and

•	ARP has the right to immediately suspend the presentment feature by giving notice to the LPs.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

January 7, 2015

•	The amount of LP investor ownership interests purchased by ARP historically is immaterial with regard to the Company’s and ARP’s consolidated financial statements. For the year ended December 31, 2014, ARP purchased 139 Drilling Partnership LP investors for 313 units representing $78,315. For the year ended December 31, 2013, ARP purchased 105 Drilling Partnership LP investors for 227 units representing $46,610. For the year ended December 31, 2012, ARP purchased 408 Drilling Partnership LP investors for 835 units representing $267,676.

With regard to the Staff’s comment regarding how LP interests are accounted for on the financial statements of the Drilling Partnerships, the Company supplementally advises the Staff that it has considered the guidance in FASB ASC 480-10-05-3 and 25-8, and believes that this guidance does not apply to the Drilling Partnership’s financial statements. As the presentment provision applies only ARP’s commitment to purchase the LP equity units of the Drilling Partnerships (in this case, the “issuer”), and not the Drilling Partnership’s commitment to redeem its equity units, ASC 480-10-05-3 and 25-8 are not applicable to the Company or to ARP in this instance.

7.	Please expand your disclosures pertaining to Off-Balance Sheet Arrangements on page 140 in MD&A, as necessary to address the requirements in Item 303(a)(4) of Regulation S-K, as these pertain to the presentment provision associated with drilling partnerships, or explain why you believe this would not apply, if this is your view.

Response: The Information Statement has been revised on page 140 in response to the Staff’s comment.

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The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

January 7, 2015

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1394 or Brandon Price at (212) 403-1367.

Very truly yours,

/s/ David K. Lam
David K. Lam

Enclosures

cc: Lisa Washington, Vice President, Chief Legal Officer and Secretary, Atlas Energy GP, LLC